ESSED

4 2002

SON FINANCIAL

02 OCT 21 AM 9:01

HBOS plc

2nd October 2002

The Mound
EDINBURGH
EH1 1YZ

Halifax Group

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

02055511

PROCESSED
NOV 0 4 2002
THOMSON FINANCIAL

SUPPL

Exemption

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st September to 30th September 2002.

Announcements made to the London Stock Exchange:-

02.09.02	Block listing of 277,392 ordinary shares of 25p each under the HBOS plc Employee Share Option Plan 2002.
02.09.02	Notification by HBOS from Lehman Brothers that as at 29th August 2002 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.
03.09.02	Halifax House Price Index August.
03.09.02	Helphire Group plc were advised on 2nd September that HBOS and its subsidiaries have a material & non-material interest in 11,485,193 ordinary shares which represents 10.02% of the Companies issued share capital.
04.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 188,677 ordinary shares in P & O Princess Cruises bought at £4.0223 and 3,175 sold at £4.1225. Total owned or controlled 8,617,138 (1.24%)
04.09.02	HBOS plc notification of major interest in Helpire Group plc. Total holding following notification 10,488,798.
05.09.02	Notification of HBOS plc having major interest in PRI Group plc. Total holding following notification 13,264,241 (10.20%)
06.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 3,642 ordinary shares bought at £4.173476 and 9,500 sold at £4.2 per share in P & O Princess Cruises. Total holding following notification 8,611,280 (1.24%)
06.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 250,000 ordinary shares in P & O Princess Cruises at £4.0080 per share. Total holding 8,861,280 (1.28%)
09.09.02	Additional Listing. Application made to UKLA & London S/E for block listing of 2,000,000 ordinary shares of 25p each under the Halifax Group plc Sharesave Scheme.
11.09.02	HBOS plc notification of major interest in PRIO Group plc. Total holding following notification 15,207,423 (11.70%)
11.09.02	HBOS plc notification in Helphire Group plc. Total holding following notification 12,761,193 (11.14%)
12.09.02	HBOS plc disposed of 53,178 ordinary 5p shares. Total holding following notification 49,911,043 (3.22%)
12.09.02	Dealings by substantial shareholders. HBOS plc has major interest in Britannic Group plc. Total holding follow notification 9,881,214 (5.03%)
12.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 12,603 ordinary shares bought in P O & Princess Group plc at £3.98 per share. Total holding following notification 8,873,883 (1.28%)

dlw 10/28

12.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 650 ordinary shares in P & O Princess Cruises plc sold at £4.04 per share. Total holding following notification 8,873,233 (1.28%)
12.09.02	Blocklisting six monthly return - Bank of Scotland SAYE scheme, Bank of Scotland ESOS, Halifax Group plc Sharesave Scheme and Halifax Group plc IR approved share option scheme.
19.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 2,000,857 ordinary shares in Grantchester Holdings plc sold at £2.50 per share. Total owned or controlled 48,174 (0.07%)
20.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 840 ordinary shares of P & O Princess Cruises sold at £4.5025 per share. Total owned or controlled 8,873,196 (1.28%)
23.09.02	HBOS plc notification of interests in shares of Kiln PLC. Total holding following notification 22,442,896 (11.00%)
24.09.02	HBOS plc notification of major interests in shares of PRI Group plc. 1,811,773 shares acquired. Total holding following notification 17,019,196 (13.09%)
24.09.02	HBOS plc notification of major interests in shares of Helphire Group plc. !,012,000 shares acquired at 0.88 and 275,647 acquired at 0.24. Total holding following notification 14,048,840 (12.26%)
25.09.02	HBOS increases its current account market share target from 12% today to over 15% within three years.
25.09.02	Director Shareholding. HBOS plc has major interest in Fusion Oil & Gas PLC. Total holding following notification 7,479,744 (7.87%)
26.09.02	HBOS plc notification of major interests in shares of Amey plc. Total holding following notification 7,335,160 (2.90%)
26.09.02	Director shareholding. Sir Ron Garrick purchased 4,768 shares and Lady Garrick purchased 1,185 at 626.98p & 625.0p respectively. Total holding following notification 9,726.
27.09.02	Director Shareholding. 107 shares in Bank of Scotland Profit Sharing Stock Ownership disposed of at 626.0p per share. Total holding following notification 7,832,349 (0.21%)
27.09.02	Issue of Equity. HBOS acquired the remaining 49% of MBL Holdings Limited. The consideration for the remaining 49% is £2.658 million and will be met by the issue to the sellers of ordinary shares in HBOS plc, in two tranches.

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	1,004,508 Shares registered on 03.09.02
2 Form 88(2)'s – Return of Allotment of	12,388 Shares registered on 04.09.02
1 Form 88(2)'s – Return of Allotment of	23,928 Shares registered on 05.09.02
3 Form 88(2)'s – Return of Allotment of	547,549 Shares registered on 12.09.02
2 Form 88(2)'s – Return of Allotment of	189,879 Shares registered on 18.09.02
2 Form 88(2)'s – Return of Allotment of	92,417 Shares registered on 25.09.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

2nd October 2002

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption

Dear Sirs,

I enclose documents either sent to shareholders or made available to the public during the period 1st September to 30th September 2002.

Announcements made to the London Stock Exchange:-

02.09.02	Block listing of 277,392 ordinary shares of 25p each under the HBOS plc Employee Share Option Plan 2002.
02.09.02	Notification by HBOS from Lehman Brothers that as at 29th August 2002 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.
03.09.02	Halifax House Price Index August.
03.09.02	Helphire Group plc were advised on 2nd September that HBOS and its subsidiaries have a material & non-material interest in 11,485,193 ordinary shares which represents 10.02% of the Companies issued share capital.
04.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 188,677 ordinary shares in P & O Princess Cruises bought at £4.0223 and 3,175 sold at £4.1225. Total owned or controlled 8,617,138 (1.24%)
04.09.02	HBOS plc notification of major interest in Helpire Group plc. Total holding following notification 10,488,798.
05.09.02	Notification of HBOS plc having major interest in PRI Group plc. Total holding following notification 13,264,241 (10.20%)
06.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 3,642 ordinary shares bought at £4.173476 and 9,500 sold at £4.2 per share in P & O Princess Cruises. Total holding following notification 8,611,280 (1.24%)
06.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 250,000 ordinary shares in P & O Princess Cruises at £4.0080 per share. Total holding 8,861,280 (1.28%)
09.09.02	Additional Listing. Application made to UKLA & London S/E for block listing of 2,000,000 ordinary shares of 25p each under the Halifax Group plc Sharesave Scheme.
11.09.02	HBOS plc notification of major interest in PRIO Group plc. Total holding following notification 15,207,423 (11.70%)
11.09.02	HBOS plc notification in Helphire Group plc. Total holding following notification 12,761,193 (11.14%)
12.09.02	HBOS plc disposed of 53,178 ordinary 5p shares. Total holding following notification 49,911,043 (3.22%)
12.09.02	Dealings by substantial shareholders. HBOS plc has major interest in Britannic Group plc. Total holding follow notification 9,881,214 (5.03%)
12.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 12,603 ordinary shares bought in P O & Princess Group plc at £3.98 per share. Total holding following notification 8,873,883 (1.28%)

12.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 650 ordinary shares in P & O Princess Cruises plc sold at £4.04 per share. Total holding following notification 8,873,233 (1.28%)
12.09.02	Blocklisting six monthly return - Bank of Scotland SAYE scheme, Bank of Scotland ESOS, Halifax Group plc Sharesave Scheme and Halifax Group plc IR approved share option scheme.
19.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 2,000,857 ordinary shares in Grantchester Holdings plc sold at £2.50 per share. Total owned or controlled 48,174 (0.07%)
20.09.02	Rule 8 Disclosure Under the City Code on Takeovers and Mergers. 840 ordinary shares of P & O Princess Cruises sold at £4.5025 per share. Total owned or controlled 8,873,196 (1.28%)
23.09.02	HBOS plc notification of interests in shares of Kiln PLC. Total holding following notification 22,442,896 (11.00%)
24.09.02	HBOS plc notification of major interests in shares of PRI Group plc. 1,811,773 shares acquired. Total holding following notification 17,019,196 (13.09%)
24.09.02	HBOS plc notification of major interests in shares of Helphire Group plc. !,012,000 shares acquired at 0.88 and 275,647 acquired at 0.24. Total holding following notification 14,048,840 (12.26%)
25.09.02	HBOS increases its current account market share target from 12% today to over 15% within three years.
25.09.02	Director Shareholding. HBOS plc has major interest in Fusion Oil & Gas PLC. Total holding following notification 7,479,744 (7.87%)
26.09.02	HBOS plc notification of major interests in shares of Amey plc. Total holding following notification 7,335,160 (2.90%)
26.09.02	Director shareholding. Sir Ron Garrick purchased 4,768 shares and Lady Garrick purchased 1,185 at 626.98p & 625.0p respectively. Total holding following notification 9,726.
27.09.02	Director Shareholding. 107 shares in Bank of Scotland Profit Sharing Stock Ownership disposed of at 626.0p per share. Total holding following notification 7,832,349 (0.21%)
27.09.02	Issue of Equity. HBOS acquired the remaining 49% of MBL Holdings Limited. The consideration for the remaining 49% is £2.658 million and will be met by the issue to the sellers of ordinary shares in HBOS plc, in two tranches.

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	1,004,508 Shares registered on 03.09.02
2 Form 88(2)'s – Return of Allotment of	12,388 Shares registered on 04.09.02
1 Form 88(2)'s – Return of Allotment of	23,928 Shares registered on 05.09.02
3 Form 88(2)'s – Return of Allotment of	547,549 Shares registered on 12.09.02
2 Form 88(2)'s – Return of Allotment of	189,879 Shares registered on 18.09.02
2 Form 88(2)'s – Return of Allotment of	92,417 Shares registered on 25.09.02

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

02 OCT 21 AM 9:12

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:23 2 Sep 2002
Number	6192A

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 277,392 Ordinary shares of 25p each under the HBOS plc Employee Share Option Plan 2002, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

Full Text Announcement

02 OCT 21 AM 9:12

Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:39 2 Sep 2002
Number	6523A

Notification has today been received by HBOS plc from Lehman Brothers that as at 29th August 2002 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.

END

Full Text Announcement

Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index - August
Released	07:00 3 Sep 2002
Number	6620A

Halifax House Price Index

National Index AUGUST 2002

For release 07.00 TUESDAY 3RD SEPTEMBER 2002

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **362.4** Monthly Change **0.2%** Annual Change **18.8%**

Standardised Average Price (seasonally adjusted) **£111,968**

1. UK house prices rose by 0.2% in August (seasonally adjusted) following a rise of 1.8% in July.
2. The annual rate of house price inflation in the UK is now 18.8%, compared to 20.8% in July.
3. Housing transactions stayed at 132,000 in July, but remain around 10% higher year-on-year.
4. The ratio of house prices to average earnings has risen to 4.2 around 0.6 higher than in the same period last year. Average earnings have failed to keep pace with house prices over the last 12 month but the ratio remains well below the record peak of 5.
5. House supply shortages appear to have moderated slightly in the latest month as the stock of properties for sale with Estate Agents has risen for the first time in over 7 months. This increase in supply has helped to moderate the growth in house prices, particularly in the South East and London.

Housing Activity

House buying activity remained unchanged in July according to the official housing transactions figures. Transactions so far in 2002 are around 10% higher than in the same period last year.

Mortgage Activity

Gross mortgage advances rose to an all time high in July following a brief pause in June. Total gross advances reached £19bn in July over 40% higher than in 2001.

House Prices

House prices showed a rise of 0.2% in August following rises of 2.4% and 1.8% in June and July respectively. This is the smallest monthly increase since October 2001.

Commenting on the figures Gary Styles, Head of Group Economics, said:

"The UK housing market has been very strong in 2002 but house price growth has gradually eased over the last 3 months.

Indicators of housing market activity whilst confirming a buoyant marketplace also show some early signs of slowing. The latest data from the Royal Institute of Chartered Surveyors show slower housing demand and some increase in the supply of properties for sale in July. Inland Revenue transactions for July also showed no growth in the month.

We expect house price growth to continue to slow in the coming months as more sluggish income growth, some increase in supply and lower buy-to-let volumes reduce overall demand pressure in the market"

END

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02 OCT 21 9:12

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	11:11 3 Sep 2002
Number	6787A

Helphire Group Plc (" The Company")

The Company were advised on 2nd September that HBOS plc and it's subsidiaries have a materiel & non-material interest in

11,485,193 Ordinary shares which represents 10.02% of the Companies issued share capital.

3rd September 2002

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:01 4 Sep 2002
Number	7389A

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 04/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 03/09/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
188,677		£4.0223
	3,175	£4.1225

3. Resultant total of the same class owned or controlled (and percentage of class)

8,617,138 1.24%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	15:57 4 Sep 2002
Number	7638A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	5,175,839 - Chase Nomines Ltd A/C CMIG 2314 1,540,681 - Morgan Nominees Limited HLBA 1,367,267 - Morgan Nominees Limited HLFO 57,226 - Morgan Nominees Limited HPBA 44,829 - Morgan Nominees Limited HPFO 1,690,609 - Morgan Nominees Limited HXLFE

	57,347 - Morgan Nominees Limited HXPEN 293,750 - St James's Place UK plc SJP RF79 152,500 - St James's Place UK plc SJP RF82 10,500 - St James's Place UK plc SJP RF83 90,000 - St James's Place UK plc SJP RF91 8,250 - St James's Place UK plc SJP RF92
5.	**Number of shares/amount of stock acquired**
	N/A
6.	**Percentage of issued class**
	N/A
7.	**Number of shares/amount of stock disposed**
	996,395
8.	**Percentage of issued class**
	0.9%
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**

	4th September 2002
12.	Total holding following this notification
	10,488,798
13.	Total percentage holding of issued class following this notification
	9.15%
14.	Any additional information
15.	Name of contact and telephone number for queries
	Nicholas Tilley 01225 321000
16.	Name and signature of authorised company official responsible for making this notification.
	Nicholas Tilley Company Secretary
Date of notification: 4th September 2002	

END

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Company	PRI Group PLC
TIDM	PRI
Headline	Holding(s) in Company
Released	14:46 5 Sep 2002
Number	8115A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

PRI Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

12,897,196 - Chase Nominees Ltd A/C CMIG2314 - Fund 2314

70,833 - Bank of New York Nominees Ltd A/C 683000 - Fund SJP High Income

128,788 - St James's Place UK plc - Fund SJP RF79

90,152 - St James's Place UK plc - Fund SJP RF82

6,439 - St James's Place UK plc - Fund SJP RF83

64,394 - St James's Place UK plc - Fund SJP RF91

6,439 - St James's Place UK plc - Fund SJP RF92

5. Number of shares/amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not disclosed

11. Date company informed

4th September 2002

12. Total holding following this notification

13,264,241 shares

13. Total percentage holding of issued class following this notification

10.20%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Mike Walton, 020 7090 1200

16. Name and signature of authorised company official responsible for making this notification.

Mike Walton - Finance Director

Date of notification: 5th September 2002

END

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02 OCT 21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:16 6 Sep 2002
Number	8583A

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/09/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
3,642		£4.173476
	9,500	£4.2000

3. Resultant total of the same class owned or controlled (and percentage of class)

8,611,280	1.24%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:20 6 Sep 2002
Number	8587A

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/09/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
250,000		£4.0080
		£0.00

3. Resultant total of the same class owned or controlled (and percentage of class)

8,861,280 1.28%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	16:15 9 Sep 2002
Number	9343A

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,000,000 Ordinary shares of 25p each under the Halifax Group plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END

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Full Text Announcement

Company	PRI Group PLC
TIDM	PRI
Headline	Holding(s) in Company
Released	14:22 11 Sep 2002
Number	0428B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

PRI Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

12,897,196 - Chase Nominees Ltd A/C CMIG2314 - Fund 2314

445,833 - Bank of New York Nominees Ltd A/C 683000 - Fund SJP High Income

810,607 - St James's Place UK plc - Fund SJP RF79

567,424 - St James's Place UK plc - Fund SJP RF82

40,530 - St James's Place UK plc - Fund SJP RF83

405,303 - St James's Place UK plc - Fund SJP RF91

40,530 - St James's Place UK plc - Fund SJP RF92

5. Number of shares/amount of stock acquired

1,943,182

6. Percentage of issued class

1.5%

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not disclosed

11. Date company informed

11th September 2002

12. Total holding following this notification

15,207,423

13. Total percentage holding of issued class following this notification

11.70%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Michael Walton, 020 7090 1200

16. Name and signature of authorised company official responsible for making this notification.

Michael Walton - Finance Director

Date of notification: 11th September 2002

END

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RNS | The company news service from the London Stock Exchange

02 OCT 21 AM 9:12

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Company	PRI Group PLC
TIDM	PRI
Headline	Holding(s) in Company
Released	14:22 11 Sep 2002
Number	0428B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Name of company**

PRI Group plc

2. **Name of shareholder having a major interest**

HBOS plc

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**

As above

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

12,897,196 - Chase Nominees Ltd A/C CMIG2314 - Fund 2314

445,833 - Bank of New York Nominees Ltd A/C 683000 - Fund SJP High Income

810,607 - St James's Place UK plc - Fund SJP RF79

567,424 - St James's Place UK plc - Fund SJP RF82

40,530 - St James's Place UK plc - Fund SJP RF83

405,303 - St James's Place UK plc - Fund SJP RF91

40,530 - St James's Place UK plc - Fund SJP RF92

5. **Number of shares/amount of stock acquired**

1,943,182

6. Percentage of issued class

1.5%

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not disclosed

11. Date company informed

11th September 2002

12. Total holding following this notification

15,207,423

13. Total percentage holding of issued class following this notification

11.70%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Michael Walton, 020 7090 1200

16. Name and signature of authorised company official responsible for making this notification.

Michael Walton - Finance Director

Date of notification: 11th September 2002

END

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	14:58 11 Sep 2002
Number	0482B

Help Group plc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	208,483 - Chase Nominees Ltd A/C 187 10,655 - Chase Nominees Ltd A/C 194

	101,625 - Chase Nominees Ltd A/C 197 336,705 - Chase Nominees Ltd A/C 213 5,175,839 - Chase Nominees Ltd A/C CMIG 2314 1,540,681 - Morgan Nominees Limited HLBA 1,367,267 - Morgan Nominees Limited HLFO 57,226 - Morgan Nominees Limited HPBA 44,829 - Morgan Nominees Limited HPFO 628,192 - Morgan Nominees Limited HXBT 1,690,609 - Morgan Nominees Limited HXLFE 57,347 - Morgan Nominees Limited HXPEN 245,000 - St James's Place UK plc SJP High Income 685,416 - St James's Place UK plc SJP RF79 355,834 - St James's Place UK plc SJP RF82 24,500 - St James's Place UK plc SJP RF83 210,000 - St James's Place UK plc SJP RF91 19,250 - St James's Place UK plc SJP RF92 1,735 - St James's Place UK plc SJP Tracker Trust
5.	**Number of shares/amount of stock acquired**
	2,272,395
6.	**Percentage of issued class**
	1.98%
7.	**Number of shares/amount of stock disposed**

	N/A
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	Not disclosed
11.	**Date company informed**
	11th September 2002
12.	**Total holding following this notification**
	12,761,193
13.	**Total percentage holding of issued class following this notification**
	11.14%

14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**
	Nicholas Tilley Company Secretary
Date of notification: 11th September 2002	

END

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Company	Premier Oil PLC
TIDM	PMO
Headline	Holding(s) in Company
Released	11:42 12 Sep 2002
Number	0943B

RNS Number:0943B
Premier Oil PLC
12 September 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

PREMIER OIL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2. ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE LETTER BELOW.

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

53,178

8) (0.0034%) of issued Class

9) Class of security

ORDINARY 5P SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

10.09.02

12) Total holding following this notification

49,911,043

13) Total percentage holding of issued class following this notification

3.22%

14) Any additional information

PLEASE SEE LETTER BELOW.

15) Name of contact and telephone number for queries

LISA PARSONS
020 7730 1111

16) Name and signature of authorised company official responsible for making this notification S C HUDDLE - COMPANY SECRETARY

Date of Notification 12 SEPTEMBER 2002

LETTER TO: PREMIER OIL PLC
DATED 6TH SEPTEMBER 2002

On behalf of HBOS Plc,

In response to your letter dated 5th September your reference LP
We give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund - Registered Holder	
0699420	15,546,943	Ordinary 5p	2314	Chase Nominees Ltd A/C CM
0699420	58,204	Ordinary 5p	FE1F	State Street Nominees
0699420	4,159,080	Ordinary 5p	HLBA	Morgan Nominees
0699420	3,781,154	Ordinary 5p	HLFO	Morgan Nominees
0699420	170,291	Ordinary 5p	HPBA	Morgan Nominees
0699420	133,057	Ordinary 5p	HPFO	Morgan Nominees
0699420	2,214,771	Ordinary 5p	HXBT	Morgan Nominees
0699420	4,673,201	Ordinary 5p	HXLFE	Morgan Nominees
0699420	169,337	Ordinary 5p	HXPEN	Morgan Nominees
0699420	56	Ordinary 5p	PA0021	HSBC Global Nominees (UK)
0699420	182	Ordinary 5p	PP1815	HSBC Global Nominees (UK)
0699420	6,250,000	Ordinary 5p	RF32	HSBC Global Nominees (UK)
0699420	3,300,000	Ordinary 5p	RF42	HSBC Global Nominees (UK)
0699420	14,767	Ordinary 5p	SJP TRACK	HSBC Global Nominees (UK)
0699420	9,440,000	Ordinary 5p	RF62	HSBC Global Nominees (UK)

HBOS plc's material interest is now 49,911,043 which is 3.22% of the shares in issue.

LETTER FROM: INSIGHT INVESTMENT

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02 OCT 21

Company	BRITANNIC GROUP PLC
TIDM	BRT
Headline	Holding(s) in Company
Released	11:43 12 Sep 2002
Number	0936B

britannic group

RNS Number:0936B
BRITANNIC GROUP PLC
12 September 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRITANNIC GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) (N/A %) of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

-

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

UNKNOWN

11) Date company informed

12 SEPTEMBER 2002

12) Total holding following this notification

9,881,214

13) Total percentage holding of issued class following this notification

5.03%

14) Any additional information

-

15) Name of contact and telephone number for queries

ALISON FORD
01564 202670

16) Name and signature of authorised company official responsible for making this notification

PHILIP GRIFFIN-SMITH, DEPUTY COMPANY SECRETARY

Date of Notification 12 SEPTEMBER 2002................

Letter to: Britannic Group Plc

Dated 10th September 2002

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended on behalf of HBOS PLC we give notice that HBOS Plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund-Registered Holder	
0434256	724,681	Ord GBP 0.05	2304	Chase Nominees Ltd
0434256	1,384,499	Ord GBP 0.05	2314	Chase Nominees Ltd
0434256	250	Ord GBP 0.05	AD0008	Pershing Keen Nomin
0434256	181,257	Ord GBP 0.05	HLBA	Morgan Nominees
0434256	161,217	Ord GBP 0.05	HLFO	Morgan Nominees
0434256	7,330	Ord GBP 0.05	HPBA	Morgan Nominees
0434256	5,794	Ord GBP 0.05	HPFO	Morgan Nominees
0434256	191,622	Ord GBP 0.05	HXLFE	Morgan Nominees
0434256	7,234	Ord GBP 0.05	HXPEN	Morgan Nominees
0434256	500	Ord GBP 0.05	PP1117	HSBC Global Nominee
0434256	1,000	Ord GBP 0.05	PP2352	HSBC Global Nominee
0434256	766,000	Ord GBP 0.05	SJP RF79	St James's Place UK
0434256	520,000	Ord GBP 0.05	SJP RF82	St James's Place UK
0434256	40,000	Ord GBP 0.05	SJP RF83	St James's Place UK
0434256	323,000	Ord GBP 0.05	SJP RF91	St James's Place UK
0434256	30,000	Ord GBP 0.05	SJP RF92	St James's Place UK
0434256	6,830	Ord GBP 0.05	UKTRAQ	CMI UK Tracker Fund
0434256	5,530,000	Ord GBP 0.05	WPUKEQ	Chase Nominees Ltd

HBOS plc's material interest is now 9,881,214 which is 5.03% of the shares in issue.

Letter from: Insight Investment

END

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Full Text Announcement

Company	BRITANNIC GROUP PLC
TIDM	BRT
Headline	Holding(s) in Company
Released	11:43 12 Sep 2002
Number	0936B

britannic group

RNS Number:0936B
BRITANNIC GROUP PLC
12 September 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

BRITANNIC GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) (N/A %) of issued Class

UNKNOWN

7) Number of shares/amount of stock disposed

-

8) (N/A %) of issued Class

-

9) Class of security

ORDINARY SHARES OF 5P

10) Date of transaction

UNKNOWN

11) Date company informed

12 SEPTEMBER 2002

12) Total holding following this notification

9,881,214

13) Total percentage holding of issued class following this notification

5.03%

14) Any additional information

-

15) Name of contact and telephone number for queries

ALISON FORD
01564 202670

16) Name and signature of authorised company official responsible for making this notification

PHILIP GRIFFIN-SMITH, DEPUTY COMPANY SECRETARY

Date of Notification 12 SEPTEMBER 2002................

Letter to: Britannic Group Plc

Dated 10th September 2002

Pursuant to Section 198 of the Companies Act 1985, Section 198, as amended on behalf of HBOS PLC we give notice that HBOS Plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund-Registered Holder	
0434256	724,681	Ord GBP 0.05	2304	Chase Nominees Ltd
0434256	1,384,499	Ord GBP 0.05	2314	Chase Nominees Ltd
0434256	250	Ord GBP 0.05	AD0008	Pershing Keen Nomir
0434256	181,257	Ord GBP 0.05	HLBA	Morgan Nominees
0434256	161,217	Ord GBP 0.05	HLFO	Morgan Nominees
0434256	7,330	Ord GBP 0.05	HPBA	Morgan Nominees
0434256	5,794	Ord GBP 0.05	HPFO	Morgan Nominees
0434256	191,622	Ord GBP 0.05	HXLFE	Morgan Nominees
0434256	7,234	Ord GBP 0.05	HXPEN	Morgan Nominees
0434256	500	Ord GBP 0.05	PP1117	HSBC Global Nominee
0434256	1,000	Ord GBP 0.05	PP2352	HSBC Global Nominee
0434256	766,000	Ord GBP 0.05	SJP RF79	St James's Place UK
0434256	520,000	Ord GBP 0.05	SJP RF82	St James's Place UK
0434256	40,000	Ord GBP 0.05	SJP RF83	St James's Place UK
0434256	323,000	Ord GBP 0.05	SJP RF91	St James's Place UK
0434256	30,000	Ord GBP 0.05	SJP RF92	St James's Place UK
0434256	6,830	Ord GBP 0.05	UKTRAQ	CMI UK Tracker Func
0434256	5,530,000	Ord GBP 0.05	WPUKEQ	Chase Nominees Ltd

HBOS plc's material interest is now 9,881,214 which is 5.03% of the shares in issue.

Letter from: Insight Investment

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	12:03 12 Sep 2002
Number	1006B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/09/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
12,603		£3.98

3. Resultant total of the same class owned or controlled (and percentage of class)

8,873,883	1.28%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	12:06 12 Sep 2002
Number	1011B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/09/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	650	£4.04

3. Resultant total of the same class owned or controlled (and percentage of class)

8,873,233	1.28%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Blocklisting Interim Review
Released	16:02 12 Sep 2002
Number	1201B

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

HBOS plc

2. Name of scheme

a)Bank of Scotland SAYE scheme
b)Bank of Scotland ESOS
c)Halifax Group plc Sharesave scheme
d)Halifax Group plc IR approved share option scheme (and unapproved)

e)HBOS plc Employee Share Option Plan

f)HBOS Sharesave Scheme

3. Period of return: From 11 March 2002 to 10 September 2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a)157,533
b)3,173
c)1,158,331
d)17,782,226

e)NIL

f)NIL

5. Number of shares issued/allotted
under scheme during period

a)302,306
b)1,167,765
c)1,227,695
d)292,368

e)375

f)11,405

6. Balance under scheme not yet issued/allotted
at end of period

a)391,322
b)3,514,475
c)1,930,636
d)17,489,858
e)277,017

f)507,075

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a)2,338,076 - 10/9/01
b)1,511,965 - 10/9/01
c)2,950,519 - 10/9/01
d)17,968,480 - 10/9/01

e)277,392 - 3/9/02

f)258,064 - 25/3/02

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

3,779,392,399

Contact for queries: Address: HBOS plc, The Mound, Edinburgh EH1

Name: Gail Stivey
Telephone: 0131 243 7029

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - GRANTCHESTER PLC
Released	11:43 19 Sep 2002
Number	3828B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 18/09/02

Dealing in (name of company) GRANTCHESTER HOLDINGS PLC

1. Class of securities (eg ordinary shares) ORD 25P

2.

Amount bought	Amount sold	Price per unit
	2,000,857	£2.50

3. Resultant total of the same class owned or controlled (and percentage of class)

48,174	0.07%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O PRINCESS CRUISES
Released	11:21 20 Sep 2002
Number	4423B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 20/09/02

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/09/02

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	840	£4.5025

3. Resultant total of the same class owned or controlled (and percentage of class)

8,873,196	1.28%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1245 Praful Jadav

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	Kiln PLC
TIDM	KIN
Headline	Holding(s) in Company
Released	16:28 23 Sep 2002
Number	5263B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Name of company**

Kiln PLC

2. **Name of shareholder having a major interest**

HBOS plc and its subsidiaries

3. **Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**

HBOS plc & Clerical Medical Investment Management Ltd

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

Pershing Keen Nominees Ltd re AD0060 3,973 shares.

Pershing Keen Nominees Ltd re PA0331 50,000 shares.

Bank of New York Nominees a/c 683000 re SJP High Income 824,448 shares.

Bank of New York Nominees a/c 683003 re SJP Recovery Unit 1,072,500 shares.

Chase Nominees Ltd a/c CMIG212 222,793 shares

Chase Nominees Ltd a/c CMIG2304 239,620 shares

HSBC Global Custody Nominees UK Ltd re EQPEL 10,000,000 shares

St James's Place UK Plc re SJP RF79 2,473,343 shares

St James's Place UK Plc re SJP RF82 1,319,117 shares.

St James's Place UK Plc re SJP RF83 74,199 shares.

St James's Place UK Plc re SJP RF91 824,448 shares

St James's Place UK Plc re SJP RF92 65,955 shares.

St James's Place UK Plc re SJP RF32 1,620,000 shares

St James's Place UK Plc re SJP RF42 865,000 shares

St James's Place International plc re SJPI RF59 352,500 shares

St James's Place International plc re SJPI RF62 2,435,000 shares

5. Number of shares/amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares/amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 1p shares

10. Date of transaction

Not disclosed

11. Date company informed

20th September 2002

12. Total holding following this notification

22,442,896 shares

13. Total percentage holding of issued class following this notification

11.00%

14. Any additional information

15. Name of contact and telephone number for queries

Keith Grant - 020 7886 9000

16. Name and signature of authorised company official responsible for making this notification.

Mr Keith Grant, Company Secretary

Date of notification: 23rd September 2002

END

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Company	PRI Group PLC
TIDM	PRI
Headline	Holding(s) in Company
Released	13:33 24 Sep 2002
Number	5680B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

02 OCT 21

1. Name of company

PRI Group plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

12,897,196 - Chase Nominees Ltd A/C CMIG2314 - Fund 2314

2,000,000 - St James's Place UK plc - Fund SJP RF79

1,200,000 - St James's Place UK plc - Fund SJP RF82

85,000 - St James's Place UK plc - Fund SJP RF83

770,000 - St James's Place UK plc - Fund SJP RF91

67,000 - St James's Place UK plc - Fund SJP RF92

5. Number of shares/amount of stock acquired

1,811,773

6. Percentage of issued class

1.4%

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 5p each

10. Date of transaction

Not disclosed

11. Date company informed

24th September 2002

12. Total holding following this notification

17,019,196

13. Total percentage holding of issued class following this notification

13.09%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Michael Walton, 020 7090 1200

16. *Name and signature of authorised company official responsible for making this notification.*

Michael Walton - Finance Director

Date of notification: 24th September 2002

END

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	17:26 24 Sep 2002
Number	5987B

Help Group plc

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	**Name of company**
	HELPHIRE GROUP PLC
2.	**Name of shareholder having a major interest**
	HBOS plc
3.	**Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.**
	As in 2 above
4.	**Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**
	208,483 - Chase Nominees Ltd A/C 187 10,655 - Chase Nominees Ltd A/C 194 101,625 - Chase Nominees Ltd A/C 197 336,705 - Chase Nominees Ltd A/C 213 5,175,839 - Chase Nominees Ltd A/C CM1G 2314 628,192 - HSBC Global Custody Nominees (UK) Limited 1,540,681 - Morgan Nominees Limited HLBA 1,367,267 - Morgan Nominees Limited HLFO

	57,226 - Morgan Nominees Limited HPBA 44,829 - Morgan Nominees Limited HPFO 1,690,609 - Morgan Nominees Limited HXLFE 57,347 - Morgan Nominees Limited HXPEN 460,980 - Bank of New York Nominees Ltd A/C 68300 1,253,431 - HSBC Global Custody Nominees (UK) Limited A/C 823496 649,216 - HSBC Global Custody Nominees(UK) Limited A/C 823757 45,137 - HSBC Global Custody Nominees(UK) Limited A/C 823721 383,530 - HSBC Global Custody Nominees(UK) Limited A/C 823587 35,353 - HSBC Global Custody Nominees(UK) Limited A/C 823733 1,735 - Bank of New York Nominees Ltd A/C 683013
5.	**Number of shares/amount of stock acquired**
	1) 1,012,000 (15/9/02) 2) 275,647 (23/9/02)
6.	**Percentage of issued class**
	1) 0.88 2) 0.24
7.	**Number of shares/amount of stock disposed**
	N/A
8.	**Percentage of issued class**
	N/A
9.	**Class of security**
	Ordinary 5p Shares
10.	**Date of transaction**
	1) 15th September 2002 2) 23rd September 2002

11.	**Date company informed**
	24th September 2002
12.	**Total holding following this notification**
	14,048,840
13.	**Total percentage holding of issued class following this notification**
	12.26%
14.	**Any additional information**
15.	**Name of contact and telephone number for queries**
	Nicholas Tilley 01225 321000
16.	**Name and signature of authorised company official responsible for making this notification.**
	Nicholas Tilley Company Secretary
Date of notification: 24th September 2002	

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Statement re Current Accounts
Released	09:01 25 Sep 2002
Number	6108B

25th September 2002

HBOS INCREASES ITS CURRENT ACCOUNT MARKET SHARE TARGET

HBOS announces today a three-pronged attack on the Big Four Banks in their traditional stronghold, the UK current account market.

HBOS also announces a new target - to increase its share of the UK current account market from **12% today to over 15% within three years**. Since January 2001, over 1.6 million customers have opened HBOS current accounts, with the Group taking a 25% share of all new current accounts in the first half of 2002. HBOS is building on this very successful track record.

The most competitive current account on the High Street.

From January 2003, based on the current bank base rate, the rate of credit interest on the Halifax and Bank of Scotland market-leading current accounts will increase from 2% to 3%. Customers will also benefit from one of the most competitive authorised overdraft rates on the High Street, currently 8.9%.

The Halifax and Bank of Scotland will therefore pay 30 times more interest on credit balances and offer an authorised overdraft facility considerably cheaper than the equivalent from a Big Four bank.

Bank	Credit Interest Rate	Authorised Overdraft Rate
Halifax/BoS	3.00%*	8.9%
Barclays	0.10%	15.6%
Lloyds/TSB	0.10%	17.3%
RBS/Nat West	0.10%	17.9%/17.8%
HSBC	0.10%	14.8%**

*From January 2003

** From November 2002

(Source: Moneyfacts September 2002) *The Halifax and Bank of Scotland rates apply to accounts funded with £1,000+ per month. The other bank's rates refer to their standard current accounts where the balance is up to £100,000.*

Bringing real value to the Packaged Current Account market.

Next year, the Halifax and Bank of Scotland will launch a packaged account with competitive interest rates, a range of additional benefits, and **NO** monthly fee. Complete details will be available at launch.

The packaged account market has traditionally been dominated by the Big Four banks. Latest figures show around 6 million people in the UK now have packaged accounts, with that figure expected to rise to 8 million by the end of 2003. Fees from these accounts currently earn banks around £500 million each year (Source: Mintel, June 2002).

The launch of an Internet only current account.

The Group will reward the growing number of Internet banking customers by launching a "Web Only" current account next year with a very competitive rate of credit interest. This will be the first account of its kind from a High Street bank.

There are 10 million online UK banking customers with 25% annual growth projected every year for the next four years. (Source: Forrester 2002). Analysts also estimate that the cost of an online transaction is approximately 1 per cent of the cost of an equivalent branch transaction. Yet the Big Four do not appear to be passing on these savings to their Internet banking customers. HBOS will do so.

Commenting Rob Devey, Head of Banking, said,

"Customers are demanding a better deal from their current account – that is why they are leaving the Big Four and joining HBOS.

Our new market share target simply reflects our ability to win and retain more and more new current account customers."

Notes

More Detail About the Account. To receive 3% (3.04% AER) interest on all balances and the 8.9% authorised overdraft rate, customers will need to fund their account with £1,000+ a month. Customers funding their account with less than £1,000 a month will receive 2% interest on balances of over £500. The new rate will be available for 1st January 2003 for qualifying new and existing customers.

Switching. A dedicated transfer team at Halifax and Bank of Scotland will ensure the smooth transfer of accounts for new customers. A simple two minute application will allow the team to transfer all the direct debits and standing orders on their behalf. An extended interest free overdraft is also provided during the switching process, thereby giving customers complete confidence in the transfer.

Contacts:

Investor Relations	Charles Wycks Director of IR 0131 243 5509 or 07747 790 456
	John Hope Director, IR 0131 243 5508 or 07836 701 348
Press Office	Shane O'Riordain

General Manager, Group Communications
01422 391703 or 07770 544585

Mark Hemingway
Press Office Manager
01422 333253 or 07831 390751

Jason Clarke
Press Officer
01422 391103 or 07799 658846

END

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Company	Fusion Oil & Gas PLC
TIDM	FOG
Headline	Holding(s) in Company
Released	18:21 25 Sep 2002
Number	6534B

RNS Number:6534B
Fusion Oil & Gas PLC
25 September 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

FUSION OIL & GAS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HBOS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER AND SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

MORGAN NOMINEES LTD - 3,565,834
CHASE NOMINEES LTD - 3,913,910

5) Number of shares/amount of stock acquired.

NOT DISCLOSED

6) (NOT DISCLOSED%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT DISCLOSED

11) Date company informed

24 SEPTEMBER 2002

12) Total holding following this notification

7,479,744

13) Total percentage holding of issued class following this notification

7.87%

14) Any additional information

15) Name of contact and telephone number for queries

R G GODSON - 020 7495 5916

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...25 SEPTEMBER 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

Full Text Announcement

Company	Amey PLC
TIDM	AMY
Headline	Holding(s) in Company
Released	12:37 26 Sep 2002
Number	6986B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Amey plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited, Fund 1105 – 1,147,002 shares

Chase Nominees Limited, Fund 2304 – 2,141,727 shares

Chase Nominees Limited A/C CMIG 2314, Fund 2314 – 2,138,872 shares

Morgan Nominees Limited, Fund HLBA – 521,288 shares

Morgan Nominees Limited, Fund HLFO – 512,792 shares

Morgan Nominees Limited, Fund HPBA – 21,840 shares

Morgan Nominees Limited, Fund HPFO – 17,194 shares

Morgan Nominees Limited, Fund HXLFE – 635,253 shares

Morgan Nominees Limited, Fund HXPEN – 21,796 shares

CMI UK Equity Fund, Fund UKEQ00 – 163,956 shares

CMI UK Tracker Fund, Fund UKTRA0 – 9,740 shares

Pershing Keen Nominees, Fund AD0029 – 2,200 shares

Pershing Keen Nominees, Fund PD1228 – 1,500 shares

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not stated

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 1 pence

10. Date of transaction

Not stated

11. Date Company informed

25 September 2002

12. Total holding following this notification

7,335,160

13. Total percentage holding of issued class following this notification

2.90%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Carol Hui

Company Secretary

Amey plc

020 7659 1900

16. Name and signature of authorised company official responsible for making this notification

Timothy Maw

Company Secretarial Administrator

Amey plc

020 7659 1935

Date of notification

26 September 2002.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:20 26 Sep 2002
Number	7274B

1) Name of Company:

HBOS plc

2) Name of Director:

Sir Ronald Garrick

3) Is holding in own name/wife's name or non-beneficial:

(i) self and spouse (ii) spouse

4) Name of registered holder:

(i) Sir Ronald and Lady Garrick (ii) NatWest PEP Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(i) self and spouse (ii) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) purchase (ii) ISA investment

7) Number of shares acquired:

(i) 4,768 (ii) 1,185

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 626.98p (ii) 625.0p

13) Date of transaction: (i) and (ii) 26th September 2002

14) Date company informed: (i) and (ii) 26th September 2002

15) Total holding following this notification:

9,726 ordinary shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification:

de minimis

END

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RNS | The company news service from the London Stock Exchange

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	12:07 27 Sep 2002
Number	7628B

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 107

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 626.0p

13) Date of transaction: 26th September 2002

14) Date company informed: 26th September 2002

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,832,349 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Issue of Equity
Released	12:54 27 Sep 2002
Number	7680B

HBOS plc Acquisition of MBL Holdings Limited

HBOS plc announces that it has acquired the remaining 49% of MBL Holdings Limited, one of the UK's leading providers of mortgage and financial services software, which Halifax Group plc commenced in May 2001 by purchasing an initial 51%. The consideration for the remaining 49% is £2.658 million and will be met by the issue to the sellers of ordinary shares in HBOS plc, in two tranches.

165,093 ordinary shares, valued at £1.05 million, will be issued shortly and accordingly, application has been made to the UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The shares rank pari passu with the existing issued shares of the Company. Dealings are expected to commence on 4th October 2002.

The remaining ordinary shares, valued at £1.608 million, are expected to be issued on or around 21 May 2003 and application to the UK Listing Authority and the London Stock Exchange will be made at that time.

End

END

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,004,508		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.115		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 215,417
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name: HBOS QUEST LIMITED AC HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 789,091
Address: THE MOUND EDINBURGH		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

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Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10,045		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.685		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 10,045
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/9/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,343		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.85		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 2,343
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 4/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	09	2002			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	23,928		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£6.76		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: KENNETH ROBB	Class of shares allotted: ORDINARY	Number allotted: 23,928
Address: 4 ST. JAMES CLOSE FRIARS COURT, HAWARDEN FLINTSHIRE		
UK postcode: CH5 3QL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 17/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	542,964		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.05		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) Address: THE MOUND EDINBURGH UK postcode: EH1 1YZ	Class of shares allotted: ORDINARY	Number allotted: 91,320
Name: HBOS QUEST LIMITED ~~A/C HALIFAX~~ (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) Address: THE MOUND EDINBURGH UK postcode: EH1 1YZ	Class of shares allotted: ORDINARY	Number allotted: 451,644
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 17/9/02

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day Month Year: 12 09 2002	Day Month Year:

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,056	1,104	627
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	357		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,144
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 17/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

?num	Title	Full name	NHI	Address			POSTCODE	Price 428.27	Price 459.47	Price 570.00	Price 472.53	**Total units**
;98853	Mrs	Sandra Parker	YH915010C	Fairgirth View	Johnston Drive	Dalbeattie	DG5 4TB	471	266	150	227	**1,114**
;61215	Mrs	Jane Marion McKay	NS106339B	73 Rhodes Park	North Berwick	East Lothian	EH39 5NA	0	215	0	0	**215**
'24750	Mrs	Frances Elizabeth Herd	NM780754A	17b Carlton Terrace	Edinburgh		EH7 5DD	0	179	0	0	**179**
;22848	Mr	Michael Weston	YL459000D	5 Millers Close	Waverton	Chester	CH3 7QE	585	444	331	0	**1,360**
;02986	Miss	Helen Patricia Ledward	NM037423A	28 Knights Meadow	Knights Grange	Winsford	CW7 2DL	0	0	146	130	**276**
								1,056	1,104	627	357	**3,144**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	12	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1,441		
Nominal value of each share	£0·25		
Amount (if any) paid or due on each share *(including any share premium)*	£7·10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	1,441
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] D Pratt Secretary Date 17/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18 09 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	182,138		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST LIMITED AICHALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) Address: THE MOUND EDINBURGH UK postcode: EH1 1YZ	ORDINARY	153,898
Name: HBOS QUEST LIMITED (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST) Address: THE MOUND EDINBURGH UK postcode: EH1 1YZ	ORDINARY	28,240
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,741		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£7.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSOL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 7,741
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY SECRETARY Date 19/9/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS PLC THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	HBOS PLC
Company Name in full	SC218813

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,133	7,389	97
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.7879	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY 25p	9,491
Address: TRINITY ROAD, HALIFAX WEST YORKSHIRE.		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE "A"	ORDINARY 25p	2,031
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE "B"	ORDINARY 25p	97
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 27th September 2002

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KENNY MELVILLE, COMPANY SECRETARIAL ASSISTANT,
HBOS PLC, THE MOUND, EDINBURGH. EH1 1YZ.
Tel 0131 243 5410
DX number DX exchange

Halifax plc
Early Leaver Closure Schedule

	Shares to Individual	**25th September 2002**
Mr Ian Cochrane Avrinachan 18 Drum Brae South EDINBURGH EH12 8SL	**1506**	
Miss Claire Alison McIntyre 38 Hartop Road TORQUAY TQ1 4QQ	**525**	
TOTAL	**2031**	

HBOS PLC
Early Leaver Closure Schedule

	Shares to Individual	**25th September 2002**
Mr Iain Maitland Dalglish 93/4 Orchard Brae Avenue EDINBURGH EH4 2UT	**71**	
Mrs Janet Seona Martin Mealdarroch House TARBERT Argyll	**26**	

2 RECORDS

TOTAL	**97**	

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number HBOS PLC

Company Name in full SC218813

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	09	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY 25p		
Number allotted	80,798		
Nominal value of each share	25p.		
Amount (if any) paid or due on each share *(including any share premium)*	£5-7879		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary 25p	Number allotted: 80,798
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE.		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [crossed out]

Signed [signature] Date 27th September 2002

~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

KENNY MELVILLE, COMPANY SECRETARIAL ASSISTANT,
HBOS PLC, THE MOUND, EDINBURGH. EH1 1YZ.
Tel 0131 243 5410
DX number DX exchange